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SEC FILE NUMBER
0-17224

CUSIP NUMBER
25811P100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
DORAL FINANCIAL CORPORATION

Full Name of Registrant
N/A

Former Name if Applicable

1451 F.D. Rosevelt Avenue

Address of Principal Executive Office (Street and Number)
San Juan, Puerto Rico 00920

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Doral Financial Corporation (the "Company") was not able to timely file with the Securities and Exchange Commission (the "Commission") its Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as a result of delays in the preparation of its consolidated financial statements for the year ended December 31, 2006 and in management's evaluation of the Company's internal control over financial reporting as of December 31, 2006. The Company expects to file this annual report within approximately 45 days from the date hereof.
     As previously announced, the Company has and continues to develop a plan for remedying material weaknesses identified in its internal control over financial reporting. The Company expects that it will continue to have one or more material weaknesses in its internal control over financial reporting as of December 31, 2006.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

César A. Ortiz Chief Accounting Officer	787	474-6764
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company estimates that it will incur a net loss of at least $117 million for the year ended December 31, 2006, compared to net income of approximately $13.2 million for the year ended December 31, 2005. This estimate is based on preliminary information and as such is subject to change as the Company continues to work on the preparation of its consolidated financial statements, particularly on the evaluation of accounts that are by their nature inherently subject to judgment and subjective assessments, such as loan loss reserves and contingencies. The Company continues to experience a compression in its net interest income, which together with increased costs and expenses associated with the restatement of the Company’s prior period financial statements and related legal and accounting matters and the Company’s subsequent business reengineering and recapitalization efforts, continue to adversely affect the Company’s results of operations. The Company also experienced higher delinquencies during 2006, which have resulted in higher loan loss reserves. In addition, as previously disclosed, during the fourth quarter of 2006, the Company’s banking subsidiaries sold approximately $1.7 billion in available-for-sale securities, at a loss of approximately $30 million. As with the Company’s financial statements for the year ended December 31, 2005 and the nine months ended September 30, 2006, the estimated loss does not include any reserve for contingencies related to the Company’s ongoing shareholder litigation.

     As previously announced, the Company will need significant outside financing during 2007 to meet its liquidity and capital needs, including the refinancing of its $625 million floating rate senior notes that mature in July 2007 and to meet certain other working capital and contractual needs of the holding company. The Company, with the assistance of its advisers, continues to work to implement a plan to address its capital and liquidity needs, but it cannot provide assurance that it will ultimately be successful in executing its plan. As reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, the failure to refinance the $625 million senior notes that mature in July 2007 and recapitalize the holding company would have a material adverse effect on, and impair, the holding company’s financial condition and ability to operate in the ordinary course.

Doral Financial Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 2, 2007	By	César A. Ortiz

Chief Accounting Officer